                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  -------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]. For the fiscal year ended December 31, 1998


                                       OR


|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from __________ to
__________

                          Commission file number 1-724

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan for Hourly Associates and PVH Associates Investment Plan for Salaried Associates

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                         PHILLIPS-VAN HEUSEN CORPORATION
                                         ASSOCIATES INVESTMENT PLANS


Date:  June 28, 1999                     By /s/ Pamela N. Hootkin
                                           -------------------------------------
                                           Pamela N. Hootkin, Member of
                                           Administrative Committee

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                              Financial Statements



                     Years ended December 31, 1998 and 1997



                                    Contents

Report of Independent Auditors..........................................  F-2

Statements of Net Assets Available for Plan Benefits....................  F-3
Statements of Changes in Net Assets Available for Plan Benefits.........  F-4
Notes to Financial Statements ..........................................  F-5



The Plan's investment asset are held in a Master Trust for which a separate report is filed with the Department of Labor. Accordingly, supplemental schedules of Asset Held for Investment Purpose and Reportable Transactions of the Master Trust have not been presented.

                         Report of Independent Auditors

Administrative Committee of the Plan
Phillips-Van Heusen Corporation
   Associates Investment Plan for Hourly Associates

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.


                                                   /s/ Ernst & Young LLP

June 25, 1999

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

              Statements of Net Assets Available for Plan Benefits


                                                           December 31,
                                                        1998           1997
                                                     -------------------------
Assets
Investments, at fair value (Notes A and F):
   Shares of registered investment companies:
     Equity Fund                                     $2,429,576     $1,351,523
     Bond Fund                                          354,620        316,250
     Balanced Fund                                    1,336,645        932,262
     International Fund                                 323,361        252,818
   Common Stock--Employer Company Fund                1,787,531      3,999,372
   Common Trust Fund*                                 2,056,935      2,361,276
   Participant loans receivable                         177,017        254,492
                                                     -------------------------
Net assets available for plan benefits               $8,465,685     $9,467,993
                                                     =========================



*Consists of the Money Market Fund (Chase Manhattan Bank Domestic Liquidity
Fund).


See notes to financial statements.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

         Statements of Changes in Net Assets Available for Plan Benefits



                                                                             Year ended December 31,
                                                                               1998            1997
                                                                           ---------------------------
Additions
Net transfer from the Associates Investment Plan of PVH
   (Crystal Brands Division)                                                $       --      $   10,560

Contributions:
   Employer Company, net of forfeitures                                         267,438        207,366
   Participants                                                                 706,897        699,527
                                                                            --------------------------
                                                                                974,335        906,893
Interest and investment income                                                  473,962        236,713
                                                                            --------------------------
Total additions                                                               1,448,297      1,154,166
                                                                            --------------------------

Deductions
Net transfer to the PVH Associates Investment Plan for
   Salaried Associates                                                          249,785        155,597
Payments to participants                                                      1,436,892      1,212,919
                                                                            --------------------------
Total deductions                                                              1,686,677      1,368,516
                                                                            --------------------------
Net realized and unrealized (depreciation) appreciation
   of investments                                                              (763,928)       316,782
                                                                            --------------------------
Net (decrease) increase                                                      (1,002,308)       102,432
Net assets available for plan benefits at beginning of year                   9,467,993      9,365,561
                                                                            --------------------------
Net assets available for plan benefits at end of year                       $ 8,465,685     $9,467,993
                                                                            ==========================



See notes to financial statements.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                          Notes to Financial Statements

                                December 31, 1998


A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Hourly Associates (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

On October 1, 1997, the net assets of the Associates Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division) (the "Crystal Brands Plan") associated with hourly associates merged into the Plan. All assets of the Crystal Brands Plan were held by State Street Bank (trustee of the Crystal Brands Plan through September 30, 1997). All assets of the Plan are held by Chase Manhattan Bank (trustee of the Plan through September 30, 1997) and Wachovia Bank, N.A. (successor trustee of the Plan effective October 1, 1997) in the Company's Associates Investment Plan Master Trust (the "AIP Master Trust").

General

The Plan is a defined contribution plan covering hourly production and retail field employees of the Company who have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) Company's contributions, and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company contributions are automatically invested in the common stock of the Company. In accordance with the provisions of the Plan, participants age 55 or older may direct the Company contribution into any of the Plan's investment options.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)



A. Description of the Plan (continued)

Vesting

Amounts attributable to Company contributions become vested on the participant's 65th birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in The Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)



The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by Wachovia Bank, N.A. ("Wachovia") for the applicable Wachovia investment funds. Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by Wachovia in the AIP Master Trust and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits. The AIP Master Trust's investments include an interest contract with an insurance company that has been placed into conservatorship in 1991. In November 1998, the AIP Master Trust received its principal in the interest contract plus accrued interest, as defined in the conservatorship agreement. The Plan does not have a beneficial interest in this interest contract.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 1998 and 1997, the AIP Master Trust purchased 56,702 and 41,891 shares, respectively, of the Company's common stock and received $197,777 and $205,332, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 14,961 and 58,705 shares of the Company's common stock during the years ended December 31, 1998 and 1997, respectively.

In connection with the merger of the Crystal Brands Plan on October 1, 1997, 52,112 shares of the Company's common stock were transferred into the AIP Master Trust.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)


D. Changes in the AIP Master Trust Net Assets Held by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1998 were as follows:



                                             Phillips-Van
                                             Heusen Corp.       Money
                                             Common Stock       Market         Bond           Balanced         Equity
                                                Fund            Fund           Fund             Fund            Fund
                                             ----------------------------------------------------------------------------
Net assets at beginning of year              $ 19,905,879    $  9,046,544   $ 2,314,921      $  9,387,001    $ 16,163,805
Interest and investment income                    226,343         474,862       138,565         1,154,085       1,133,584
Contributions received:
   Employer Company, net of
     forfeitures                                1,894,714             632         1,355            17,426          31,368
   Employees                                      325,015         561,378       320,057         1,226,067       2,101,123
Net realized and unrealized
  appreciation (depreciation)                  (9,106,716)             --        21,757           455,901       3,577,455
Loans to participants, net of
  repayments                                          594          (3,431)        9,072            35,206          39,529
Payments to participants                       (3,113,510)     (2,527,309)     (497,432)       (1,427,011)     (2,549,482)
Transfers (to) from other accounts
                                                 (717,388)      4,418,474       (41,203)          683,068       1,026,645
                                             ----------------------------------------------------------------------------
Net assets at end of year                    $  9,414,931    $ 11,971,150   $ 2,267,092      $ 11,531,743    $ 21,524,027
                                             ============================================================================
Plan's beneficial interest at end of year    $  1,787,531    $  2,056,935   $   354,620      $  1,336,645    $  2,429,576
                                             ============================================================================


                                                                Fixed
                                             International      Income          Loan
                                                Fund            Fund            Fund          Total
                                            -----------------------------------------------------------
Net assets at beginning of year              $  3,585,363     $4,575,539     $  1,371,795  $ 66,350,847
Interest and investment income                    329,613        377,524               --     3,834,576
Contributions received:
   Employer Company, net of
     forfeitures                                    5,185             --               --     1,950,680
   Employees                                      622,425             --               --     5,156,065
Net realized and unrealized
  appreciation (depreciation)                    (520,450)            --               --    (5,572,053)
Loans to participants, net of
  repayments                                       13,351             --          (94,321)           --
Payments to participants                         (365,871)      (150,096)              --   (10,630,711)
Transfers (to) from other accounts
                                                 (566,629)    (4,802,967)              --            --
                                             ----------------------------------------------------------
Net assets at end of year                    $  3,102,987             --     $  1,277,474  $ 61,089,404
                                             ==========================================================
Plan's beneficial interest at end of year    $    323,361     $       --     $    177,017  $  8,465,685
                                             ==========================================================



Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)


D. Changes in the AIP Master Trust Net Assets Held by Fund (continued)

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1997 were as follows:



                                             Phillips-Van
                                             Heusen Corp.       Money
                                             Common Stock       Market           Bond          Balanced         Equity
                                                 Fund           Fund             Fund           Fund             Fund
                                            ----------------------------------------------------------------------------
Net assets at beginning of year              $ 19,612,593    $ 6,879,359      $ 1,818,465     $ 5,750,463   $  9,384,953
Interest and investment income                    211,070        551,149          125,621         502,825        330,738
Contributions received:
   Employer Company, net of
     forfeitures                                1,620,371        (51,060)              73          (2,835)       (11,499)
   Employees                                      423,500        670,327          350,969       1,193,105      1,963,385
Net realized and unrealized
  appreciation (depreciation)                    (299,112)            --           18,814         854,817      2,721,432
Loans to participants, net of                     (77,679)       (45,092)           4,773         (42,561)       (71,843)
  repayments
Payments to participants                       (1,962,154)    (1,707,477)        (255,224)       (802,958)    (1,332,908)
Transfers (to) from other accounts               (446,731)      (226,623)         (85,827)        236,828        427,253
Transfer from AIP of PVH (Crystal
  Brands Division)                                824,021      2,975,961          337,257       1,697,317      2,752,294
                                            ----------------------------------------------------------------------------
 Net assets at end of year                   $ 19,905,879    $ 9,046,544      $ 2,314,921     $ 9,387,001   $ 16,163,805
                                            ============================================================================
 Plan's beneficial interest at end of year   $  3,999,372    $ 2,361,276      $   316,250     $   932,262   $  1,351,523
                                            ============================================================================





                                                                Fixed
                                             International      Income          Loan
                                                 Fund           Fund            Fund             Total
                                           ---------------------------------------------------------------
Net assets at beginning of year               $ 2,226,120    $        --      $   969,816     $ 46,641,769
Interest and investment income                    391,072        106,016               --        2,218,491
Contributions received:
   Employer Company, net of
     forfeitures                                      585             --               --        1,555,635
   Employees                                      646,476             --               --        5,247,762
Net realized and unrealized
  appreciation (depreciation)                    (327,047)            --               --        2,968,904
Loans to participants, net of                     (27,416)            --          259,818               --
  repayments
Payments to participants                         (279,685)            --               --       (6,340,406)
Transfers (to) from other accounts                 95,100             --               --               --
Transfer from AIP of PVH (Crystal
  Brands Division)                                860,158      4,469,523          142,161       14,058,692
                                            --------------------------------------------------------------
 Net assets at end of year                    $ 3,585,363    $ 4,575,539      $ 1,371,795     $ 66,350,847
                                            ==============================================================
 Plan's beneficial interest at end of year    $   252,818    $        --      $   254,492     $  9,467,993
                                            ==============================================================



Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)


E. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

F. Assets of the Plan

Assets of the Plan are included in the assets of the AIP Master Trust held by the trustees. The assets of the AIP Master Trust are presented in the following table. Investments that represent 5% or more of the AIP Master Trust's total net assets are identified by an asterisk.


                                                                                    December 31,
                                                                              1998                1997
                                                                         -------------------------------
Investments at fair value as determined by
  quoted market price:
     Shares of registered investment companies:
       Fidelity Growth & Income Portfolio,
         469,513 and 424,247 shares, respectively                         $21,524,027*       $16,163,805*
       Fidelity Intermediate Bond Fund,
         220,576 and 227,623 shares, respectively                           2,267,092          2,314,921
       Fidelity Puritan Fund, 574,442 and 484,360
         shares, respectively                                              11,531,743*         9,387,001*
       Templeton Foreign Fund, 369,842 and 360,337 shares,
         respectively                                                       3,102,987*         3,585,363*
     Phillips-Van Heusen Corp. Common Stock Fund
       1,304,634 and 1,394,679 shares, respectively                         9,414,931*        19,905,879*
Investments at estimated fair value:
   Common Trust Fund                                                       11,971,150*         9,046,544*
   Promissory notes (participant loans)                                     1,277,474          1,371,795
   Non-performing interest contract                                                 -          4,575,539*
                                                                         -------------------------------
Total net assets                                                          $61,089,404        $66,350,847
                                                                         ===============================
Plan's beneficial interest                                                $ 8,465,685        $ 9,467,993
                                                                         ===============================

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)




G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                                                December 31,
                                                                          1998                1997
                                                                      -------------------------------
Net assets available for plan benefits as reported on the
   financial statements                                               $8,465,685           $9,467,993
Less amounts allocated to withdrawn participants at the
   end of the year                                                      (307,191)            (295,118)
                                                                      ===============================
Net assets available for plan benefits as reported on the
   Form 5500                                                          $8,158,494           $9,172,875
                                                                      ===============================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                       Year ended
                                                                                        December
                                                                                        31, 1998
                                                                                       ----------
Benefits paid to participants per the financial statements                             $1,436,892
Add amounts allocated to withdrawn participants
   at December 31, 1998                                                                   307,191
Less amounts allocated to withdrawn participants
   at December 31, 1997                                                                  (295,118)
                                                                                      -----------
Benefits paid to participants per the Form 5500                                        $1,448,965
                                                                                      ===========

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)



H. Year 2000 (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by the end of 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by the end of 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                              Financial Statements


                     Years ended December 31, 1998 and 1997




                                    Contents

Report of Independent Auditors............................................. F-14

Statements of Net Assets Available for Plan Benefits....................... F-15
Statements of Changes in Net Assets Available for Plan Benefits............ F-16
Notes to Financial Statements ............................................. F-17



The Plan's investment asset are held in a Master Trust for which a separate report is filed with the Department of Labor. Accordingly, supplemental schedules of Asset Held for Investment Purpose and Reportable Transactions of the Master Trust have not been presented.

                         Report of Independent Auditors

Administrative Committee of the Plan
Phillips-Van Heusen Corporation
   Associates Investment Plan for Salaried Associates

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

                                                   /s/ Ernst & Young LLP


June 25, 1999

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

              Statements of Net Assets Available for Plan Benefits


                                                                            December 31,
                                                                       1998              1997
                                                                   ------------------------------
Assets
Investments (Notes A and E):
   Shares of registered investment companies:
     Equity Fund                                                    $18,989,549       $14,747,941
     Bond Fund                                                        1,861,948         1,958,204
     Balanced Fund                                                   10,083,735         8,374,192
     International Fund                                               2,762,304         3,316,839
   Common stock--Employer Company Fund                                7,439,036        15,566,503
   Common Trust Fund*                                                 9,787,719         6,560,602
   Non-performing interest contract (Note F)                                 --         4,575,539
   Participant loans receivable                                       1,087,665         1,077,960
                                                                   ------------------------------
Net assets available for plan benefits                              $52,011,956       $56,177,780
                                                                   ==============================



*Consists of the Money Market Fund (Chase Manhattan Bank Domestic Liquidity
Fund).

See notes to financial statements.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

         Statements of Changes in Net Assets Available for Plan Benefits



                                                                        Year ended December 31,
                                                                          1998           1997
                                                                     -----------------------------
Additions
Net transfer from the PVH Associates Investment
   Plan for Hourly Associates                                        $   249,785       $   155,597
Net transfer from the Associates Investment Plan
   of PVH (Crystal Brands Division)                                           --        14,048,132
                                                                     -----------------------------
                                                                         249,785        14,203,729
                                                                     -----------------------------
Contributions:
   Employer Company, net of forfeitures                                1,650,080         1,313,423
   Participants                                                        4,361,515         4,430,685
                                                                     -----------------------------
                                                                       6,011,595         5,744,108
Interest and investment income                                         3,301,844         1,963,586
                                                                     -----------------------------
Total additions                                                        9,563,224        21,911,423
                                                                     -----------------------------

Deductions
Payments to participants                                               9,015,648         5,026,675
                                                                     -----------------------------
Total deductions                                                       9,015,648         5,026,675
                                                                     -----------------------------

Net realized and unrealized (depreciation) appreciation of
   investments                                                        (4,713,400)        2,627,777
                                                                     -----------------------------
Net (decrease) increase                                               (4,165,824)       19,512,525
Net assets available for plan benefits at
   beginning of year                                                  56,177,780        36,665,255
                                                                     -----------------------------
Net assets available for plan benefits at
   end of year                                                       $52,011,956       $56,177,780
                                                                     =============================



See notes to financial statements.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                          Notes to Financial Statements

                                December 31, 1998



A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Salaried Associates (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

On October 1, 1997, the net assets of the Associates Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division) (the "Crystal Brands Plan") associated with salaried or former associates were merged into the Plan. All assets of the Crystal Brands Plan were held by State Street Bank (trustee of the Crystal Brands Plan through September 30, 1997). All assets of the Plan are held by Chase Manhattan Bank (trustee of the Plan through September 30, 1997) and Wachovia Bank, N.A. ("Wachovia") (successor trustee of the Plan effective October 1, 1997) in the Company's Associates Investment Plan Master Trust (the "AIP Master Trust"). The investment alternatives of the Crystal Brands Plan have included interest contracts with insurance companies, as discussed further in this note and in Note F.

General

The Plan is a defined contribution plan covering salaried clerical employees of the Company who have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company contributions are automatically invested in the common stock of the Company. In accordance with the provisions of the Plan, participants age 55 or older may direct the Company contribution into any of the Plan's investment options.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)




A. Description of the Plan (continued)

Vesting

Amounts attributable to Company contributions become vested on the participant's 65th birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in The Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump-sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market price or at fair value as determined by Wachovia for the applicable Wachovia investment funds. The interest contract is stated at cost plus accumulated interest. Purchase and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by Wachovia in the AIP Master Trust and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 1998 and 1997, the AIP Master Trust purchased 56,702 and 41,891 shares, respectively, of the Company's common stock and received $197,777 and $205,332, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 14,961 and 58,705 shares of the Company's common stock during the years ended December 31, 1998 and 1997, respectively.

In connection with the merger of the Crystal Brands Plan on October 1, 1997, 52,112 shares of the Company's common stock were transferred into the AIP Master Trust.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)



D. Changes in the AIP Master Trust Net Assets Held by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1998 were as follows:



                                            Phillips-Van
                                            Heusen Corp.        Money
                                              Common            Market          Bond            Balanced       Equity
                                             Stock Fund          Fund           Fund             Fund           Fund
                                            ----------------------------------------------------------------------------
Net assets at beginning of year             $  19,905,879     $  9,046,544   $ 2,314,921     $  9,387,001   $ 16,163,805
Interest and investment income                    226,343          474,862       138,565        1,154,085      1,133,584
Contributions received:
   Employer Company, net of
     forfeitures                                1,894,714              632         1,355           17,426         31,368
   Employees                                      325,015          561,378       320,057        1,226,067      2,101,123
Net realized and unrealized
   appreciation (depreciation)                 (9,106,716)              --        21,757          455,901      3,577,455
Loans to participants, net of
   repayments                                         594           (3,431)        9,072           35,206         39,529
Payments to participants                       (3,113,510)      (2,527,309)     (497,432)      (1,427,011)    (2,549,482)
Transfers (to) from other accounts               (717,388)       4,418,474       (41,203)         683,068      1,026,645
                                            ----------------------------------------------------------------------------
Net assets at end of year                   $   9,414,931     $ 11,971,150   $ 2,267,092     $ 11,531,743   $ 21,524,027
                                            ============================================================================
Plan's beneficial interest at end of year   $   7,439,036     $  9,787,719   $ 1,861,948     $ 10,083,735   $ 18,989,549
                                            ============================================================================




                                              International   Fixed Income      Loan
                                                  Fund          Fund            Fund            Total
                                            ------------------------------------------------------------
Net assets at beginning of year             $   3,585,363    $  4,575,539   $ 1,371,795   $   66,350,847
Interest and investment income                    329,613         377,524                      3,834,576
Contributions received:
   Employer Company, net of
     forfeitures                                    5,185              --            --        1,950,680
   Employees                                      622,425              --            --        5,156,065
Net realized and unrealized
   appreciation (depreciation)                   (520,450)             --            --       (5,572,053)
Loans to participants, net of
   repayments                                      13,351              --       (94,321)              --
Payments to participants                         (365,871)       (150,096)           --      (10,630,711)
Transfers (to) from other accounts               (566,629)     (4,802,967)           --               --
                                            ------------------------------------------------------------
Net assets at end of year                   $   3,102,987    $         --   $ 1,277,474   $   61,089,404
                                            ============================================================
Plan's beneficial interest at end of year   $   2,762,304    $         --   $ 1,087,665   $   52,011,956
                                            ============================================================



Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


D. Changes in the AIP Master Trust Net Assets Held by Fund (continued)

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1997 were as follows:



                                                Phillips-Van
                                                Heusen Corp.        Money
                                                  Common            Market         Bond         Balanced         Equity
                                                 Stock Fund          Fund          Fund           Fund            Fund
                                               ---------------------------------------------------------------------------

Net assets at beginning of year                $ 19,612,593      $  6,879,359   $ 1,818,465   $ 5,750,463     $  9,384,953
Interest and investment income                      211,070           551,149       125,621       502,825          330,738
Contributions received:
   Employer Company, net of
     forfeitures                                  1,620,371           (51,060)           73        (2,835)         (11,499)
   Employees                                        423,500           670,327       350,969     1,193,105        1,963,385
Net realized and unrealized
   appreciation (depreciation)                     (299,112)               --        18,814       854,817        2,721,432
Loans to participants, net of
   repayments                                       (77,679)          (45,092)        4,773       (42,561)         (71,843)
Payments to participants                         (1,962,154)       (1,707,477)     (255,224)     (802,958)      (1,332,908)
Transfers (to) from other accounts                 (446,731)         (226,623)      (85,827)      236,828          427,253
Transfer from AIP of PVH (Crystal
   Brands Division)                                 824,021         2,975,961       337,257     1,697,317        2,752,294
                                               ---------------------------------------------------------------------------
Net assets at end of year                      $ 19,905,879      $  9,046,544   $ 2,314,921   $ 9,387,001     $ 16,163,805
                                               ===========================================================================
Plan's beneficial interest at end of year      $ 15,566,503      $  6,560,602   $ 1,958,204   $ 8,374,192     $ 14,747,941
                                               ===========================================================================



                                                International    Fixed Income        Loan
                                                    Fund            Fund             Fund        Total
                                               ------------------------------------------------------------

Net assets at beginning of year                $ 2,226,120     $        --      $   969,816     $46,641,769
Interest and investment income                     391,072         106,016               --       2,218,491
Contributions received:
   Employer Company, net of
     forfeitures                                       585              --               --       1,555,635
   Employees                                       646,476              --               --       5,247,762
Net realized and unrealized
   appreciation (depreciation)                    (327,047)             --               --       2,968,904
Loans to participants, net of
   repayments                                      (27,416)             --          259,818              --
Payments to participants                          (279,685)              -               --      (6,340,406)
Transfers (to) from other accounts                  95,100              --               --              --
Transfer from AIP of PVH (Crystal
   Brands Division)                                860,158       4,469,523          142,161      14,058,692
                                               ------------------------------------------------------------
Net assets at end of year                      $ 3,585,363     $ 4,575,539      $ 1,371,795     $66,350,847
                                               ============================================================
Plan's beneficial interest at end of year      $ 3,316,839     $ 4,575,539      $ 1,077,960     $56,177,780
                                               ============================================================





Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


E. Assets of the Plan

Assets of the Plan are included in the assets of the AIP Master Trust held by the trustees. The assets of the AIP Master Trust are presented in the following table. Investments that represent 5% or more of the AIP Master Trust's total net assets are identified by an asterisk.


                                                                          December 31,
                                                                     1998               1997
                                                                ----------------------------------
Investments at fair value as determined
  by quoted market price:
     Shares of registered investment companies:
       Fidelity Growth & Income Portfolio,
         465,513 and 424,247 shares, respectively               $   21,524,027*    $   16,163,805*
       Fidelity Intermediate Bond Fund,
         220,576 and 227,623 shares, respectively                    2,267,092          2,314,921
       Fidelity Puritan Fund, 574,442 and 484,360
         shares, respectively                                       11,531,743*         9,387,001*
       Templeton Foreign Fund, 369,842 and
         360,337 shares, respectively                                3,102,987*         3,585,363*
     Phillips-Van Heusen Corp. Common Stock Fund,
         1,304,634 and 1,394,679 shares, respectively                9,414,931*        19,905,879*
Investments at estimated fair value:
   Common Trust Fund                                                11,971,150*         9,046,544*
   Promissory notes (participant loans)                              1,277,474          1,371,795
   Non-performing interest contract                                         --          4,575,539*
                                                                ----------------------------------
Total net assets                                                $   61,089,404     $   66,350,847
                                                                ==================================
Plan's beneficial interest                                      $   52,011,956     $   56,177,780
                                                                ==================================


F. Non-Performing Interest Contract

On July 16, 1991, on application of the Insurance Commissioner of the State of New Jersey, the Superior Court of New Jersey placed the Mutual Benefit Life Insurance Company ("MBLIC") into rehabilitation. Effective June 30, 1991, allocation of interest on MBLIC interest contracts to participants was suspended, and on January 1, 1992, the interest accrual rate on all MBLIC contracts was reduced to 3% in accordance with the recommendation of the Deputy Rehabilitator of MBLIC.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


F. Non-Performing Interest Contract (continued)

On November 10, 1993, the court approved a plan of rehabilitation for MBLIC. The rehabilitation plan provides investors with two alternatives consisting of either (1) participating ("opt-in") in the plan, or (2) not participating ("opt-out") in the plan. Investors electing to opt-in are projected to receive 100% of their July 16, 1991 investment balance over a four-year period from December 31, 1999 to December 31, 2003. Investors who elected to opt-out received approximately 55% of their July 16, 1991 investment balance no later than mid-1996. The Plan's interest contract with MBLIC is not covered by state guaranty associations. For certain investments not covered by state guaranty associations, including the Plan's interest contract, the rehabilitation provides, for those investors electing to opt-in, reinsurance by a consortium of insurance companies including the Prudential Insurance Company of America and the Metropolitan Life Insurance Company.

State Street Bank, the former trustee of the Crystal Brands Plan, elected to opt-in to the MBLIC rehabilitation plan. State Street Bank made this decision after review and analysis of the rehabilitation plan and the financial strength of the reinsurers. Based on the MBLIC rehabilitation plan, including the reinsurance provision, no adjustment to the carrying value of the MBLIC interest contract was made. The Plan's MBLIC interest contract was credited with interest at 6.35% from January 1, 1997 through June 30, 1997 and 9.75% for July 1, 1997 through November 2, 1998. On November 2, 1998, the Plan received as final settlement from MBLIC of $4,802,967, which includes principal and accrued interest of $4,425,443 and $377,524, respectively.

G. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


H. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                              December 31,
                                                                        1998                1997
                                                                    -------------------------------
Net assets available for plan benefits as reported on the
   financial statements                                             $52,011,956         $56,177,780
Less amounts allocated to withdrawn participants at the end
   of the year                                                          557,663           1,223,049
                                                                    -------------------------------
Net assets available for plan benefits as reported on the
   Form 5500                                                        $51,454,293         $54,954,731
                                                                    ===============================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:



                                                                                  Year ended
                                                                                 December 31,
                                                                                     1998
                                                                                 ------------
Benefits paid to participants per the financial statements                       $  9,015,648
Add amounts allocated to withdrawn participants
   at December 31, 1998                                                               557,663
Less amounts allocated to withdrawn participants
   at December 31, 1997                                                            (1,223,049)
                                                                                 ------------
Benefits paid to participants per the Form 5500                                  $  8,350,262
                                                                                 ============

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


I.  Year 2000 (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by the end of 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by the end of 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                                  EXHIBIT INDEX



Exhibit No.              Description
-----------              -----------
    1                    Consent of Independent Auditors
                         (Associates Investment Plan for
                         Hourly Associates)

    2                    Consent of Independent Auditors
                         (Associates Investment Plan for
                         Salaried Associates)